DISPATCH AUTO PARTS, INC.
305 ROOSEVELT ROAD
EAST ROCHESTER, NY 14445
******

March 2, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Attn:     Lesli Sheppard
Senior Staff Attorney

Re:       Dispatch Auto Parts, Inc.
Form 10-SB dated February 22, 2006
File Number: 000-51818

Ms. Sheppard:

Thank you for your comment letter dated March 1, 2006 (the "Comment Letter") with respect to the above-captioned annual report and quarterly reports. We have filed our Amendment to the referenced Form 10-SB (the “Registration Statement”) of Dispatch Auto Parts, Inc. (the "Company"), which incorporate our responses to your comments, and this letter sets forth each of our responses in outline form below. Numbered paragraphs refer to the corresponding numbers contained in the Comment Letter.

1.
We note you have not included audited financial statements for periods prior to March 4,  2005. You should include both your audited financial statements and that of Dispatch Auto  Parts II, Inc. in accordance with Item 310(a) and Item 310(c) of Regulation S-B.

Response:

This will confirm your telephone conversation with Chris Cottone that the financials that were included in our Registration Statement are since inception of the acquired business, Dispatch Auto Parts II, Inc. ("Dispatch II") in accordance with APB 16. Dispatch Auto Parts, Inc. (the Registrant) FKA/ Computer Access International, Inc. was a dormant and inactive shell when it formed and acquired Dispatch II on March 4, 2005.

We have amended the narratives within our Registration Statement to indicate that the financial statements are since March 4, 2005 (date of incorporation of Dispatch II) which we hope will remedy the confusion.

Lesli Sheppard
Securities and Exchange Commission
March 2, 2006

2.	We note you have not included an unaudited statement of operations and cash flows for the comparative interim period in 2004. Please refer to Item 310(b) of Regulation S-B.

Response:

As indicated above, there is no comparable interim period in 2004. We have added a disclosure at the end of Page 10 to that effect.

Additionally, you have asked us to supplementally explain why the company should not be considered a 'Development Stage Entity.' We have considered Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises", paragraph 8, which states "an enterprise shall be considered to be in the development stage if it is devoting substantially all of its efforts to establishing a new business and either of the following conditions exists: a. planned principal operations have not commenced, b. planned principal operations have commenced, but there has been no significant revenue therefrom."  We believe that neither of the mentioned points apply to the Company, as we have commenced our planned principal operations in the wholesale of auto parts and have generated significant and recurring revenues from the wholesale of auto parts.  Additionally, the Company's efforts are not in establishing a new business, but on expanding its' current operations.

We hope you will find the above explanations useful in your review. Please let us know if you have further questions.

Sincerely,

/s/ Dan Slocum, President